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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	QUARTER ENDED MARCH 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WHITNEY INFORMATION NETWORK, INC.
Full Name of Registrant

Former Name if Applicable

1612 EAST CAPE CORAL PARKWAY
Address of Principal Executive Office (Street and Number)

CAPE CORAL, FL 33904
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the review of the Company’s Registration Statement on Form S-1, the Company had discussions with Staff members of the Securities and Exchange Commission (SEC) regarding the May 2005 change in policy with respect to revenue recognition in the United Kingdom. The Company elected to amend its policy in the United Kingdom with respect to the acceptance of students allowed to take courses subsequent to the expiration of the contract the Company had with the student.

In order to apply its new revenue recognition policies, the Company will delay its announcement of financial results for the first quarter ended March 31, 2006. Subsequently, the Company will amend and refile its Form 10-K for the years ended December 31, 2004 and 2005 consistent with the new revenue recognition policies.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	ALFRED R. NOVAS, CHIEF FINANCIAL OFFICER	239	542-0643
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The anticipated changes to prior period Statement of Operations presentation include:

•      a modification associated with a change in revenue recognition policy solely at its United Kingdom subsidiary and restatement of revenue from expired contracts in the United Kingdom recorded in 2005 that relate to 2004;

•      reclassifications in prior period line item expense categories and the timing of accruals necessary for comparability to the current period’s presentation; and

•      a revision to the revenue recognition policy with respect to the Company’s teleconferencing product and service offering.

The Company awaits the final determination as to the appropriate revenue recognition on expired contracts from the SEC.

WHITNEY INFORMATION NETWORK, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	MAY 16, 2006	By	/s/ ALFRED R. NOVAS
ALFRED R. NOVAS,
CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).